Exhibit (m)(3)(i)

Schedule A

to the Class K and Institutional Class Administration and Supervisory Agreement
for the Baillie Gifford Funds

This Schedule A is amended and restated effective as of December 14, 2018

The International Equity Fund

The EAFE Fund

The EAFE Choice Fund

The EAFE Pure Fund

The Emerging Markets Fund

The Global Alpha Equity Fund

The Long Term Global Growth Equity Fund

The U.S. Equity Growth Fund

The Asia Ex Japan Fund

The Global Select Equity Fund

The International Concentrated Growth Fund

The Positive Change Equity Fund

The Multi Asset Fund

The International Smaller Companies Fund

BAILLIE GIFFORD FUNDS, on behalf of each of its series as set forth above

By	/s/ David Salter

Name:	David Salter

Title:	President

BAILLIE GIFFORD OVERSEAS LIMITED

By	/s/ Dickson Jackson

Name:	Dickson Jackson

Title:	Director

[Amended and Restated Schedule A to the Class K and Institutional Class Administration and Supervisory Agreement for the Baillie Gifford Funds]